ARKEMA

December, 10TH, 2008

RECEIVED

2008 DEC 15 A 6:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

08006244

PROCESSED
DEC 17 2008
THOMSON REUTERS

SUPPL

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

FG.

dlw 12/16

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press Releases :
  1. Statement about the number of shares and voting rights.
  2. Arkema plans to acquire Organic Peroxide business of GEO Specialty Chemicals

Colombes, December 8th, 2008

Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)

Date	**Total number of shares**	**Total number of Voting Right (including shares held by the Company)**	**Total number of Voting Right (excluding shares held by the Company)**
November 30, 2008	60 454 973	64 205 672	64 165 965

ARKEMA
The world is our inspiration

Press release
Communiqué de presse

Colombes, December 10th 2008

Arkema plans to acquire Organic Peroxide business of GEO Specialty Chemicals

Arkema announces a project to acquire the Organic Peroxide Business of the American company GEO Specialty Chemicals. With annual sales of approximately $ 30M, this business will reinforce the Performance Products segment of Arkema, in line with Arkema's transformation strategy.

The Organic Peroxide Business of GEO Specialty Chemicals focuses on the manufacture and marketing of specialty products predominantly for the North American market.

" With this acquisition, Arkema will secure a solid industrial base in the United States for the production of specialty organic peroxides. The acquisition will strengthen our product range and market access in North America; it will bolster our position as a leader in the European market and reinforce our industrial capability worldwide. In addition, this acquisition creates significant synergies in raw material supply, organizational and logistics efficiency " explains Rich Rowe, Managing Director of Arkema's Functional Additives business unit.

GEO's organic peroxides are produced at Franklin, Virginia. This site will complement Arkema's production in the Americas, which includes the Geneseo (NY), Crosby (TX), El Chapo, (Mexico) and Rio Claro (Brazil) facilities.

The world's second largest organic peroxide producer, Arkema also operates production plants in Asia (China, Korea, India and Japan), and in Europe (Germany and Italy).

This project is subject to approval by the competent antitrust authorities.

Arkema's organic peroxide range, marketed under the tradename Luperox®, includes polymerization initiators, crosslinking agents for rubber and polyethylene, and curing agents for unsaturated polyester resins.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com
Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

ARKEMA
420, rue d'Etienne d'Orves -
F-92705 COLOMBES Cedex
Standard : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Société anonyme au capital de 612 133 900 euros
445 074 685 RCS Nanterre

www.arkema.com

END